April 4, 2019

VIA EDGAR

Mr. Kenneth Ellington
Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, N.E.
Washington, D.C.   20549

Re:

Heartland Group, Inc. (“Heartland”)
1933 Act Registration No. 33-11371; 1940 Act File No. 811-4982

Response to Staff Telephone Comments on Heartland’s December 31, 2018 Form N-CSR Filing

Dear Mr. Ellington:

With this letter, Heartland is responding to the comments you provided during a telephone conference with Heartland representatives on March 29, 2019.

Set forth below are numbered paragraphs identifying the staff’s comments and Heartland’s responses.

Comment 1.   The Heartland International Value Fund was liquidated as a series of Heartland on October 26, 2018.  Please file an amended Form N-CEN to indicate in Item B.6(a)(ii) that this series was terminated during the reporting period covered by the report.

Response.  The amended Form N-CEN with the requested disclosure was filed on April 4, 2019.

Comment 2.  Please mark the Heartland International Value Fund as inactive on EDGAR.

Response.  Heartland will terminate the EDGAR codes of the Heartland International Value Fund after its final SEC filing later this year.

Comment 3.  With respect to the Schedule of Investments for the Heartland Value Fund, please ensure that all derivatives are disclosed in the Schedule of Investments and not in the

Mr. Kenneth Ellington
Securities and Exchange Commission

April 4, 2019

notes to the financial statements.  Please see the Investment Company Reporting Release at page 162.

Response.  Heartland will move the table of derivatives instruments currently included in the notes to the financial statements to the end of the Schedule of Investments in future shareholder reports.

Comment 4.  If any options written are over-the-counter derivatives, please disclose the counterparty in accordance with Article 12-13 of Regulation S-X.

Response.  Heartland will identify the counterparty of over-the-counter derivatives held by any of its series in the table of derivatives instruments in future shareholder reports.

Comment 5.  Item 4(e)(2) of Form N-CSR discloses 100%.  This paragraph describes situations where the audit committee pre-approval requirement was waived.  Please confirm that this is correct.

Response.  Heartland had interpreted Item 4(e)(2) to require disclosure of the percentage of all fees pre-approved by the Audit Committee.  Going forward, Heartland will ensure that this Item states the percentage of any fees for which pre-approval was waived.  There were no fees for which pre-approval was waived in the last two fiscal years.

Please direct any inquiries on this letter and filing to me at (414) 977-8748 or nbest@heartlandfunds.com.  Thank you.

Very truly yours,

/s/ Nicole J. Best

Nicole J. Best

cc:

Vinita Paul
Ellen Drought
Peter Fetzer